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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

Greater China Corporation

(Name of Issuer)

Common Stock

(Title of Class of Securities)

39167H 10 9

(CUSIP Number)

Gary S. Robinson
Lieu dit La Vigerie
86400 St. Gaudent, France

The Commission is also requested to send copies
of any communications in connection with this matter to:

Daniel R. Kinel, Esq.
Laura J. Nicholson, Esq.
Harter, Secrest & Emery LLP
1600 Bausch & Lomb Place
Rochester, NY 14604

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 16, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Gary S. Robinson		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,364,515

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,364,515

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,364,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.6%

14.	Type of Reporting Person (See Instructions): IN

2 of 17

CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Richard B. George		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,864,515

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,864,515

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,864,515

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.3%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Ian C. Hatchell		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,875,517

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,875,517

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,875,517

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 6.2%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Mukhtiar Singh Sohal		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 637,552

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 637,552

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 637,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Simon M. Coates		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 137,552

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 137,552

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 137,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Xufei Song		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: People's Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 595,871

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 595,871

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 595,871

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.0%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Manfred Unger		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): PF and OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Austria

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 1,782,811

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 1,782,811

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,782,811

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.9%

14.	Type of Reporting Person (See Instructions): IN

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CUSIP No. 39167H 10 9

1.	Name of Reporting Person: Martyn P. Booker		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 137,552

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 137,552

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 137,552

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.5%

14.	Type of Reporting Person (See Instructions): IN

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the Common Stock of Greater China Corporation, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at One Rockefeller Plaza, Suite 1600, New York, NY 10020.

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Item 2. Identity and Background

This Schedule 13D is being jointly filed by each of the following: Gary S. Robinson, Richard B. George, Ian C. Hatchell, Mukhtiar Singh Sohal, Simon M. Coates, Xufei Song, Manfred Unger and Martyn P. Booker (the “Filing Persons”).

Gary S. Robinson

(a)	Name of person filing:

Gary Steven Robinson

(b)	Residence or business address:

Lieu dit La Vigerie, 86400 St. Gaudent, France

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

None.

(f)	Citizenship:

United Kingdom

Richard B. George

(a)	Name of person filing:

Richard Barrie George

(b)	Residence or business address:

Bushywood Cottage, Wallage Lane, Rowfant, West Sussex, RH10 4NJ, United Kingdom

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Managing Director of Unigel Ltd., Room A 14/F, Nathan Tower, 518 Nathan Road, Kowloon, Hong Kong. Unigel Ltd. is a compounds manufacturer.

(f)	Citizenship:

United Kingdom

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Ian C. Hatchell

(a)	Name of person filing:

Ian Charles Hatchell

(b)	Residence or business address:

Shenzhen Unigel Telecommunication Company Ltd., Unit F4-4 Chiwan Petroleum Supply Base, Shekou Industrial Zone, Shenzhen, Guangdong 518068, People’s Republic of China

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Assistant General Manager for Shenzhen Unigel Telecommunication Company Ltd., a manufacturer of compounds for cables.

(f)	Citizenship:

United Kingdom

     Mukhtiar Singh Sohal

(a)	Name of person filing:

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Mukhtiar Singh Sohal

(b)	Residence or business address:

Pigeon House, 52 London Road, Hurst Green, East Sussex, TN19 7QN, United Kingdom

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

International sales manager and technical director of Shenzhen Unigel Telecommunication Company Ltd., Unit F4-4 Chiwan Petroleum Supply Base, Shekou Industrial Zone, Shenzhen, Guangdong 518068, People’s Republic of China. Shenzhen Unigel Telecommunication Company Ltd. is a manufacturer of compounds for cables.

(f)	Citizenship:

United Kingdom

     Simon M. Coates

(a)	Name of person filing:

Simon Mark Coates

(b)	Residence or business address:

3 The Knapp, West Street, Chickeral, Dorset, DT3 4NJ, United Kingdom

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

None

(f)	Citizenship:

United Kingdom

Xufei Song

(a)	Name of person filing:

Xufei Song

(b)	Residence or business address:

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1003, 127 Wangjing Garden Beijing, People’s Republic of China

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

None

(f)	Citizenship:

People’s Republic of China

Manfred Unger

(a)	Name of person filing:

Manfred Unger

(b)	Residence or business address:

32 Quai Jean-Charles Rey MC98000 Monaco

(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

Asset Manager, Monaco Asset Management, SAM, 20 bd de Suisse, 98000 Monaco

(f)	Citizenship:

Austria

Martyn P. Booker

(a)	Name of person filing:

Martyn Paul Booker

(b)	Residence or business address:

18, Manor Road, West Sussex, RH19 1LR, United Kingdom

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(c)	Present principle occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted:

None

(f)	Citizenship

United Kingdom

(d) and (e):

     During the last five years, none of the Filing Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor have any such persons been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of violation of any such laws.

Item 3. Source and Amount of Funds or Other Consideration

     Richard B. George, Gary S. Robinson, Ian C. Hatchell, Mukhtiar Singh-Sohal, Simon M. Coates, and Martyn P. Booker each obtained shares in the Issuer in connection with a share exchange agreement by and among The International Technology Group Ltd. (“ITG”), the ITG shareholders and the Issuer, dated September 30, 1997, as amended on March 27, 1998 (the “Share Exchange Agreement”). See Schedule 13D filed with the U.S. Securities and Exchange Commission on behalf of Gary S. Robinson, Richard B. George and Ian C. Hatchell on December 3, 1998.

     Xufei Song obtained 48,571 shares by resolution of the Board of Directors of the Issuer in connection with salary owed, and purchased additional shares with personal funds.

     Richard B. George, Ian C. Hatchell, Mukhtiar Singh-Sohal and Xufei Song obtained additional shares from the Issuer in September 2002 by resolution of the Board of Directors of the Issuer as a performance bonus.

     Manfred Unger’s shares in the Issuer were granted in connection with bridge loans made to the Issuer with working capital of Denmore Investments Limited (of which Mr. Unger is the sole director and shareholder, and which is the previous owner of certain of the shares now owned by Mr. Unger,), as loan fees, compensation for suspension of loan payments and as a result of the conversion of notes. Other shares owned by Mr. Unger were granted by the Issuer in connection with other loans made to the Issuer by Mr. Unger. Additional shares of the Issuer were purchased by Mr. Unger in the open market with personal funds of Mr. Unger. See Schedule 13G filed with the U.S. Securities Commission on behalf of Denmore Investments Limited and Mr. Unger on December 3, 1999 with respect to certain of the shares owned by Mr. Unger.

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Item 4. Purpose of Transaction

     The Filing Persons are filing this Schedule 13D in connection with their agreement to vote by Majority Written Consent, pursuant to Section 228 of the Delaware General Corporation Law and the By-laws of the Issuer, to expand the size of the Issuer’s Board of Directors to six members and to elect three new Directors to the Board of Directors in order to effectuate a change of control of the Issuer.

Item 5. Interest in Securities of the Issuer

(a)	The aggregate number and percentage of the class of securities beneficially owned by each of the Filing Persons is set forth below. Note that the percentages provided below assume that 30,471,255 of the Issuer’s shares are outstanding, which is based on the information provided to the Filing Persons from the Issuer. The Issuer has not made required filings with the U.S. Securities and Exchange Commission since 1999.

(i)	Gary S. Robinson: 5,364,515 shares of common stock (17.6% of the Issuer’s outstanding shares)

(ii)	Richard B. George: 5,864,515 shares of common stock (19.3% of the Issuer’s outstanding shares)

(iii)	Ian C. Hatchell: 1,875,517 shares of common stock (6.2% of the Issuer’s outstanding shares)

(iv)	Mukhtiar Singh Sohal: 637,552 shares of common stock (2.1% of the Issuer’s outstanding shares)

(v)	Simon M. Coates: 137,552 shares of common stock (0.5% of the Issuer’s outstanding shares)

(vi)	Xufei Song: 595,871 shares of common stock (2.0% of the Issuer’s outstanding shares)

(vii)	Manfred Unger: 1,782,811 shares of common stock (5.9% of the Issuer’s outstanding shares)

(viii)	Martyn P. Booker: 137,552 shares of common stock (0.5% of the Issuer’s outstanding shares)

     The aggregate holdings of the Filing Persons in shares of common stock of the Issuer is 16,395,885 shares (53.8% of the Issuer’s outstanding shares).

(b)	Each Filing Person has sole power to vote or to direct the vote and sole power to dispose or to direct the disposition of, the shares that it owns.

(c)	Transactions in the securities effected during the past sixty days:

Except for Manfred Unger, none of the Filing Persons has effected any transactions in the securities of the Issuer during the past sixty days.

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Mr. Unger purchased 90,000 shares in the open market in the past sixty days using his personal funds. On March 15, March 16, March 28, March 31, April 4, April 13, April 14, April 18, April 20, and April 22, 2005, Mr. Unger purchased 2,000, 35,000, 15,000, 6,600, 500, 1,000, 4,000, 4,500, 19,336 and 2,064 shares, respectively, of the Issuer for a price of $0.35 per share.

(d)	No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by any of the Filing Persons.

(e)	The date on which the Filing Persons ceased to be beneficial owners of more than five percent of the class of securities: Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The Filing Persons have an oral agreement to vote by Majority Written Consent, pursuant to Section 228 of the Delaware General Corporation Law and the By-laws of the Issuer, to expand the size of the Issuer’s Board of Directors to six members and to elect three new Directors to the Board of Directors in order to effectuate a change of control of the Issuer.

See also Item 3 herein regarding the Share Exchange Agreement filed with the Schedule 13D previously filed by certain of the Filing Persons.

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 – Joint Filing Agreement

Exhibit 99.2 – Form of Majority Written Consent of the Filing Persons

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Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated May 18, 2005
/s/ Gary S. Robinson

Gary S. Robinson

Dated May 18, 2005
/s/ Richard B. George

Richard B. George

Dated May 18, 2005
/s/ Ian C. Hatchell

Ian C. Hatchell

Dated May 18, 2005
/s/ Mukhtiar Singh Sohal

Mukhtiar Singh Sohal

Dated May 18, 2005
/s/ Simon M. Coates

Simon M. Coates

Dated May 18, 2005
/s/ Xufei Song

Xufei Song

Dated May 18, 2005
/s/ Manfred Unger

Manfred Unger

Dated May 18, 2005
/s/ Martyn P. Booker

Martyn P. Booker

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